James H. Carll
jcarll@archerlaw.com
856-354-3031 Direct
856-673-7031 Direct Fax

One Centennial Square
Haddonfield, NJ 08033
856-795-2121 Main
856-795-0574 Fax
www.archerlaw.com

December 21, 2012

VIA EDGAR AND FEDERAL EXPRESS

US Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Mail Stop: 3628

Attention: David Orlic, Esquire

Re:	Cybex International, Inc.

Preliminary Proxy Statement on Schedule 14A

File No. 001-08146, initially filed on November 6, 2012

Amendment No. 2 filed on December 21, 2012

Transaction Statement on Schedule 13E-3

File No. 005-32835, initially filed on November 6, 2012

Amendment No. 2 filed on December 18, 2012

Dear Mr. Orlic:

On behalf of Cybex International, Inc. (the “Company”), we submit this letter with respect to comments from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) received by letter dated December 19, 2012 relating to the above-referenced Preliminary Proxy Statement on Schedule 14A (the “Amended Proxy Statement”) and Transaction Statement on Schedule 13E-3 (the “Amended Schedule 13E-3”), each initially filed with the Commission on November 6, 2012.

We have revised the Amended Proxy Statement in response to the Staff’s comments and are filing via EDGAR Amendment No. 2 to the Amended Proxy Statement to reflect these revisions and to generally update the information contained therein. We are supplementally providing a blacklined copy of Amendment No. 2 to the Amended Proxy Statement, marked to show changes from the document filed on December 14, 2012.

In this letter, we have recited the comments from the Staff in bold, italicized type and have followed each comment with our response. Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the Amended Proxy Statement or the Amended Schedule 13E-3, as applicable. Page references in the responses to the Staff’s comments correspond to the pagination of Amendment No. 2 to the Amended Proxy Statement.

Haddonfield, NJ — Philadelphia, PA — Hackensack, NJ — Princeton, NJ

Flemington, NJ — Wilmington, DE — Shrewsbury, NJ — Georgetown, DE — New York, NY

US Securities and Exchange Commission

December 21, 2012

Revised Preliminary Proxy Statement on Schedule 14A

General

1. Please insert Annexes C and D in your filing in full.

RESPONSE TO COMMENT 1:

We have included the Company’s Annual Report on Form 10-K for the year ended December 31, 2011 filed with the SEC on March 22, 2012 and its Quarterly Report on Form 10-Q for the quarter ended September 29, 2012 filed with the SEC on November 5, 2012 as Annexes C and D, respectively, to the Amended Proxy Statement.

Background of the Merger, page 15

2. In response to prior comment 6, you have added disclosure on page 15 of your preliminary proxy statement; however, it would appear that Lowenstein Sandler and Mr. Lee were engaged to represent the special committee, and not the unaffiliated security holders. Please revise your disclosure in accordance with Item 1014(d) of Regulation M-A to state whether a majority of directors who are not employees of the company retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Rule 13e-3 transaction.

RESPONSE TO COMMENT 2:

In response to the Staff’s comments, we have revised the language in the Amended Proxy Statement at page 15 to read as follows:

“The Special Committee was engaged by the Board to act solely on behalf of the unaffiliated stockholders for purposes of negotiating the terms of the Merger Agreement. The Special Committee, in turn, engaged its advisors to assist the Special Committee in performing its role and, in the case of Duff & Phelps, to prepare the opinion set forth in Annex B to this proxy statement. The Special Committee did not engage any advisors to act independently of the Special Committee, either by acting solely on behalf of unaffiliated stockholders or otherwise.”

3. The preliminary Duff & Phelps report dated September 27, 2012 differs in what appear to be material respects from the final report, in that the preliminary report includes a leveraged buyout analysis, as well as a premiums paid analysis with different results. You have not described these differences in your disclosure, nor the extent to which they were taken into account by the board of directors, the special committee, and/or the filing persons. Please make these disclosures, or advise.

US Securities and Exchange Commission

December 21, 2012

RESPONSE TO COMMENT 3:

We do not believe that the differences identified by the Staff between the September 27, 2012 and October 16, 2012 reports are material. With respect to the differences in the premiums paid, (i) in light of the thinly traded nature of the Company’s stock, the Special Committee did not place considerable significance on the differences between the offer price and the then current stock price and (ii) the difference in the analyses on the two dates reflect two objective factors: (x) the difference between the pending offer price of $2.25 per share on September 27, 2012 and the ultimate transaction price of $2.55 per share and (y) a reduction in the Company’s market price from the September 27, 2012 report to the October 16, 2012 report. With respect to the leveraged buy-out analysis, Duff & Phelps did not regard or present that analysis as a primary basis for evaluating the fairness of the Merger Consideration. That analysis demonstrates the price that a private equity firm could pay for a particular target company given the indicated amount of leverage, an inquiry that does not necessarily correlate with what should be paid in order to support a fairness analysis. After reviewing the leveraged buyout analysis internally, Duff & Phelps determined that it did not have sufficient relevance to be included in its final analysis.

Accordingly, we respectfully request the Staff to withdraw this comment.

4. We note the materials from Duff & Phelps dated June 28, 2012. Please describe in your background section the meeting at which these materials were discussed with the special committee. We also note that the projections included on page 7 of these materials appear to differ from those disclosed on page 36 of your preliminary proxy statement. Please revise your preliminary proxy statement to disclose all financial projections prepared by or on behalf of the company that are materially related to the going-private transaction. Please also disclose any material differences in the analyses appearing in this report and the two later reports delivered by Duff & Phelps.

RESPONSE TO COMMENT 4:

In response to the Staff’s comments, we have added on page 16 of the Amended Proxy Statement, before the paragraph regarding the September 27 meeting, the following disclosure:

“At a meeting on June 28, 2012, the Special Committee reviewed a preliminary report provided by Duff & Phelps. The report updated the Special Committee on the status of Duff & Phelps’ evaluation of the Company, reviewed historical information regarding the Company and certain related businesses, provided a comparison of management’s projections with the projections of an analyst, reviewed financial performance metrics and valuation multiples of several public companies, compared financial metrics of several public companies, summarized certain M&A transactions and analyzed the stock performance of certain public companies. The projections of Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) provided by management for the June 28 report, for the years ended December 31, 2012 and 2013, were, respectively, $1 million and $900,000 greater than the management projections utilized in the Duff & Phelps reports provided to the Special Committee on September 27, 2012 and October 16, 2012. Following the end of the Company’s 2012 second quarter, management revised its projections in light of actual results for the first six months of the year which included lower gross margins than originally projected, partially offset by lower selling, general and administrative expense. These adjustments resulted in the noted net reduction in the Company’s EBITDA projections for 2012 and 2013.”

US Securities and Exchange Commission

December 21, 2012

Certain Effects of the Merger, page 29

5. In response to prior comment 14, you have added disclosure on page 30 of your preliminary proxy statement setting forth the percentage interest and dollar value of UM Holdings Group in net book value and net earnings of the company after the transaction. Please provide tabular disclosure of this information for each filing person, both before and after the transaction.

RESPONSE TO COMMENT 5:

We have added disclosure at page 30 of the Amended Proxy Statement in tabular format to reflect the respective interest of UM Holdings, Ltd., John Aglialoro and Joan Carter in the net earnings and net book value (deficit) of the Company, both before and after consummation of the transaction, expressed in terms of dollar amounts and percentages. CYB Merger Corp. does not have an interest in the net earnings or net book value (deficit) of the Company, before or after consummation of the transaction.

Please do not hesitate to contact Jill M. Bellak at (215) 246-3192 or me at (856) 354-3031 with any questions or comments regarding this response letter or Amendment No. 2 to the Amended Proxy Statement. Thank you for your assistance.

Sincerely,

/s/ James H. Carll
JAMES H. CARLL

JHC:cad

cc:	Arthur W. Hicks, Jr.

Peter H. Ehrenberg, Esquire

Jill M. Bellak, Esquire

Each of the Filing Persons hereby acknowledges that:

•	such Filing Person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	such Filing Person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Cybex International, Inc.

Date: December 21, 2012	By:	/s/ John Aglialoro
	Name:	John Aglialoro
	Title:	Chairman and CEO

UM Holdings, Ltd.

Date: December 21, 2012	By:	/s/ John Aglialoro
	Name:	John Aglialoro
	Title:	Chairman and CEO

CYB Merger Corp.

Date: December 21, 2012	By:	/s/ John Aglialoro
	Name:	John Aglialoro
	Title:	President

John Aglialoro

Date: December 21, 2012	By:	/s/ John Aglialoro

Joan Carter

Date: December 21, 2012	By:	/s/ Joan Carter

Haddonfield, NJ — Philadelphia, PA — Hackensack, NJ — Princeton, NJ

Flemington, NJ — Wilmington, DE — Shrewsbury, NJ — Georgetown, DE — New York, NY